Exhibit 99.1

HUB Security Regains Full Compliance with Nasdaq Listing Requirements

Nasdaq letter confirms that HUB Security has satisfied the applicable continued-listing requirement and closed the matter

Tel Aviv, Israel, August 3, 2026 (GLOBE NEWSWIRE) – Hub Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”), today announced that it has regained compliance with Nasdaq’s Market Value of Listed Securities (“MVLS”) requirement.

On July 31, 2026, the Company received formal written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff”) confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(b)(2), which requires listed companies to maintain an MVLS of at least $35 million. Nasdaq further confirmed that the matter is now closed.

This compliance determination follows a sustained improvement in the Company’s market value. Nasdaq determined that HUB’s MVLS had remained at or above the required $35 million threshold for the last 20 consecutive business days, from July 2, 2026 through July 31, 2026. As previously reported, on January 21, 2026, the Staff notified the Company that it was not in compliance with the MVLS requirement after the Company’s MVLS remained below $35 million for the prior 30 consecutive business days. The Company has now fully cured the deficiency.

Regaining compliance represents an important milestone for HUB and reflects the Company’s continued efforts to strengthen its public-market position while advancing its broader strategic, operational and financial transformation.

“Regaining compliance with Nasdaq’s continued listing requirements marks another important step forward for HUB,” said Renah Persofsky, Chairperson of HUB’s Board of Directors. “We remain focused on executing our transformation strategy, strengthening the Company’s financial and operational foundation, and building sustainable long-term value for our shareholders. With this matter now closed, we can continue directing our efforts toward the Company’s strategic priorities and future growth.”

For further information or inquiries, please contact: info@hubsecurity.com

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About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) has operated in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric (SDF) has historically empowered organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. HUB is currently implementing a comprehensive restructuring, during which its Board of Directors and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. The Board of Directors continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) the Company’s ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) the war between Israel and Hamas commenced in October 2023 and the ensuing military action with Hezbollah and Iran, which may harm Israel’s economy and HUB’s business; (iv) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (v) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; (x) the absence of a CEO since April 1, 2026, and (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on July 17, 2026.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.